



FP: truCrowd

Slink It™

Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

THE COMPANY

1. Name of issuer: ReDisco Corporation, Inc. Dba SLINK IT

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Mack Craft IV	Bryan D Dunbar	Mark W Boyer	Joseph G. Webb
Dates of Board Service:	08/19/2019 - present	07/01/2020 - present	08/19/2019 - present	08/19/2019 - present
Principal Occupation:	Chief Executive Officer	CTO	Senior Talent Acquisition Partner	Attorney
Employer:	ReDisco Corporation	ReDisco Corporation	TIAA Cref	Webb Law Group LLC
Dates of Service:	08/19/2019 - present	07/01/2020 to present	August 2017 - Present	September 2008 - Present
Employer's principal business:	Retail Sales Technology	Retail Sales Technology	Financial services	Legal Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:				
Position:	CEO	CTO	Secretary	No other positions held with issuer
Dates of Service:	08/19/2019 - present	07/01/2020 to present	08/19/2019 - present	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:				
Employer:		TBD Software LLC.	TIAA Cref	Webb Law Group LLC
Employer's principal business:		Software consulting	Financial services	Legal Services
Title:		Managing Member	Senior Talent Acquisition Partner	Manager
Dates of Service:		04/30/2020 - Present	August 2017 - Present	09 01 2008
Responsibilities:		Management and software consulting	Talent Acquisition	Mr. Webb continues his business and real estate practice, serving a broad range of clients including business owners, start up companies, real estate developers, investors and lenders, including resort and golf course developers, owners and operators.




OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Mack Craft IV	Bryan D Dunbar
Title:	Chief Executive Officer	CTO
Dates of Service:	08 19 2019-present	07/01/2020 to present
Responsibilities:	Founder, CEO, and Creator of the technology	Technical team lead, responsible for delivery of the application.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions with issuer	No prior positions with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:		TBD Software LLC.
Employer's principal business:		Software consulting
Title:		Managing Member
Dates of Service:		04/30/2020 - Present
Responsibilities:		Management and software consulting

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Mack Craft	40,938,606 Class A Common	46.83%
Mack Craft	18,751,125 Class B Common	21.45%



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.







FP: truCrowd

Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

DISCLOSURE STATEMENT

This is not an offer to sell securities or the solicitation of an offer to purchase securities. Offers, solicitations, and sales are not made in jurisdictions where not lawful or prohibited. Securities are not registered. The securities of Slink It have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities law. Slink It securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC"), any other state securities commission or any other regulatory authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense. The offering of Slink It securities is made pursuant to an exemption from the registration requirements of the Securities Act and certain state securities laws. Slink It, therefore, is not required to comply with the specific disclosure requirements that apply to securities sold under registration statements filed with the SEC, including the requirement to publicly file certain reports with the SEC, so there is minimal publicly available information about our business, assets, liabilities, results of operations and other information typically available regarding publicly traded securities.

Slink It. 2 www.slinkit.com

FP:  truCrowd


Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**



ELEVATOR PITCH

- Slink It is a disruptive retail sales technology that gives brands real-time direct marketing and earnings from viewers on-demand purchases from media without the use of a QR code and without interrupting the program.

Connected directly to media – "buy a product you see on media in real time."

- Mack Craft, CEO, and his team have invested more than $2.5 Million in capital during eight
  years of planning, budgeting, development, and ingenuity to create this high-tech proprietary
  mobile app that allows users to purchase products through media in real time without disrupting
  movie's and shows.

- Slink It has the rare distinction of earning a Capizate Score™ above 936 (Top 1% of all Scores)!

Slink It.

3

www.slinkit.com





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

COMPANY
COMPANY NAME:
Slink It
URL:
slinkit.com
LEADERSHIP:
Mack Craft
Chief Executive Officer
FOUNDED:
2014
INDUSTRY:
Advertising Technology
NAICS Code: 541800
SECTOR:
Product Placement
HEADQUARTERED:
1776 Curtis Street
Denver, Colorado 80202
Slink It
4
www.slinkit.com



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

PROBLEM

Today's Shopper Leaves Stores

 Madison wants to purchase a shirt she saw on a person through social interaction or a shirt for her on T.V.

 She flips through racks and searches online but can't find it.

 Frustrated, she buys nothing and neither the consumer or retailer outlet is fulfilled.

Madison is a regular customer, but the store had no way to connect what they know about her to the purchase she wanted to make. They lost a potential sale, and maybe a customer.

Every Day, Thousands of "Madison's" walk the streets and are on television. Does Retailers Data Help Customers Find What They Want?

$$ Consider: Millions of dollars Lost — Missed social sharing Opportunity

Slink It helps retailers proactively gain more sales from people who want to buy from them.

Slink It — 5 — www.slinkit.com



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

MEDIA SOLUTION

Slink It Makes Shopping More Fun From Television Shows & Movies

STEP 1   Madison sees something that she likes on the TV show

STEP 2   Madison pushes the black trigger button on the Slink It application

STEP 3   The application recognizes the TV show, TV network, TV channel, and displays characters and product details

STEP 4   Madison scrolls through the product images and characters until she finds what she saw on TV through the Slinks It application

STEP 5   Madison clicks on the product image with options to add it to her shopping cart or purchase it



Slink It   6   www.slinkit.com





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

Viral Purchasing From Television Increases Product Placement ROI
Millions of TV Viewers
$
TV Shows & Movies
Product Placement
Brands & Retailers
$
$
Slink It
7
www.slinkit.com





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

BUSINESS MODEL
Slink It: Revolutionizing Retail Shopping
An innovative and engaging app connecting:
• Influencers
• Followers
• Retailers and Brands
• TV Networks and Product Placement
Slink It
8
www.slinkit.com





ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

SERVICES
Slink It Makes Shopping More Fun
Add anything to your shopping cart in Real-Time
1
Shop Wearable Products From Any Person Encountered
2
Shop Products Shown On T.V.
3
Shop Products Inside Establishments
Slink It
9
www.slinkit.com





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

MARKETING PLAN

- Slink It plans to do a joint marketing campaign with Latigo Films and its distribution company
- Major media channels (GMA, CNN, FOX, The View, iHeart radio) technology to allow their viewers (consumers) the option to purchase items they see in real-time, without interrupting the movie
- Go to market plan is with "The Breakfast Club" appearance, explainer videos and movies to over 100 Million people
- Slink It may issue NFT certificates to all viewers that purchase items

RETAIL SHOPPING: $6 TRILLION DOLLAR MARKET IN THE USA ALONE

 

WOLF MOUNTAIN **VIEWERS** **5 MILLION**

If Slink It gets **20% of the viewers** to download the application prior to watching the movie, Slink It will have **1 Million users**, and at that time, it is anticipated, Slink it may reach a **$1 Billion-Dollar Valuation**.

https://www.the-numbers.com/market/   https://www.statista.com/statistics/583249/netflix-series-viewership/   https://www.whats-on-netflix.com/news/every-viewing-statistic-
netflix-has-released-so-far-october-2021/





ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**



STRATEGIC & TACTICAL PLAN
Strategy on how Slink It will take the company from a $84 million-dollar valuation to a $1 billion-dollar valuation.
• Slink It is in the AD Tech/Retail Shopping Industry, which is a
$6 Trillion dollar a year market
in the United States alone.
• Slink It has plans to reach ONE MILLION USERS by August 2023. This accomplishment should give Slink It a unicorn status and a valuation at $1 Billion dollars.
The plan to accomplish reaching the goal of one million users:
• Slink It has a 3-year 20 movie agreement with Lipper/Daly Productions, LLC, DBA Latigo Films to integrate "Slink Its" technology to allow consumers the opportunity to purchase products in real-time from its movies.
• Slink It has plans to integrate the technology in at least 2 movie before August 2023, including 1 major high-budget movie that may draw in 20 to 100 Million viewers.
Slink It
11
www.slinkit.com





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**







Slink It- Turning TV Networks into Retail Stores=Viral Purchasing From Millions of Viewers
xfinity
comcast
220 Channels
dishtv
330 Channels
DIRECTV
330 Channels
Charter Spectrum
170 Channels
• 24/7 programming
• 24/7 Shopping
• Viral Purchasing-Sales in Bulks
Competitor Annual Revenue & Revenue Stream
QVC
• Charge 47% for every sale
• $11.3 Billion in revenue 2021
Slink It
12
www.slinkit.com



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

PRO FORMA SUMMARY

Sales Summary	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Yr Sum
Fan Driven Celebrity Appearance (NW)	1,710,000	7,020,000	9,180,000	11,340,000	13,500,000	15,660,000	58,410,000
Affiliate Marketing	239,710	943,535	1,807,279	3,096,713	4,756,350	6,634,397	17,477,984
Merchandise Sales	79,903,360	314,511,597	602,426,315	1,032,237,612	1,585,450,007	2,211,465,829	5,825,994,721
Product Placement Advertising	8,150,143	32,080,183	61,447,484	105,288,236	161,715,901	225,569,515	594,251,462
Other Income	–	–	–	–	–	–	–
Subtotal Revenue	90,003,213	354,555,315	674,861,078	1,151,962,562	1,765,422,258	2,459,329,742	6,496,134,167
YoY Growth		293.9%	90.3%	70.7%	53.3%	39.3%	
Financial Summary							
(in USD)							
Cost of Goods & Sales	40,207,371	158,262,236	303,140,922	519,421,966	797,798,443	1,112,809,605	2,931,640,544
Gross Operating Profit	49,795,842	196,293,079	371,720,157	632,540,595	967,623,814	1,346,520,136	3,564,493,623
Gross Operating Margin %	55.3%	55.4%	55.1%	54.9%	54.8%	54.8%	54.9%
Operating Expenses							
Fixed Marketing	25,000	26,250	27,563	28,941	30,388	31,907	170,048
Variable Marketing	900,032	3,545,553	6,748,611	11,519,626	17,654,223	24,593,297	64,961,342
Fixed Payroll	6,530,846	6,857,389	7,200,258	7,560,271	7,938,285	8,335,199	44,422,248
SGA/OH/Fixed/Variable Expenses	7,302,669	21,320,529	38,271,900	63,461,813	95,817,636	132,404,427	358,578,974
Subtotal Expenses	14,758,547	31,749,721	52,248,332	82,570,650	121,440,531	165,364,830	468,132,611
EBITDA	35,037,295	164,543,358	319,471,825	549,969,945	846,183,283	1,181,155,306	3,096,361,012

Slink It™
14
www.slinkit.com





Slink It™

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

VALUATION SUMMARY

Valuation Summary	
Weighted Valuation (Pre-Money)	84,672,291
Low Range (Pre-Money)	67,737,833
High Range (Pre-Money)	101,606,750
Pre-Money	84,672,291
Post-Money	89,672,291

Methodology Weighted Values		
Market Capitalization	$126,026,939	5.00%
Book Value	$3,000,000	88.00%
Market Comps	$874,800,000	5.00%
DCF With Terminal	$1,599,547,215	2.00%
Subtotal		100.00%

IRR & EBITDA Multiple Calculations			
Initial Investment	(5,000,000)	Internal Rate of Return	506.73%
FCF 1	4,956,146		
FCF 2	106,420,526	EBITDA Multiple	1,180.00
FCF 3	210,245,217		
FCF 4	362,433,346		
FCF 5	557,958,410		
FCF 6	779,041,785		

Transaction Assumptions	
Convertible Note	5,000,000
Equity to be Sold	5.91%
Conversion Discount	0.00%
Equity Converted	5.91%

Slink It™ 15 www.slinkit.com



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
20,000 Shares of Class C Common Stock at $0.50 per Share			
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

MANAGEMENT

MACK CRAFT
Founder & CEO

- Mack's skills include: inventor, visionary leader, maximizing stakeholder value, strategic partnerships

Bryan Dunbar
CTO

David Lipper
Executive
Producer
Latigo Films

Chauncey Billups
NBA Head Coach,
Portland Trailblazers
Advisor

Leslie Maskin
Advisor-Entertainment

Becca Wood
Head of Marketing

Eula Adams
President of First
Data
Merchant Services,
COO Western Union,
EVP Sun
Microsystems

BJ Moore
CIO of Providence,
Former VP Microsoft
Artificial Intelligence/
Cloud

Slink It™   16   www.slinkit.com

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

INVESTMENT RISK FACTORS.




Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISK, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION. IS ADVISABLE PRIOR TO INVESTING, PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS. OF THIS DOCUMENT AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS BEFORE INVESTING IN THE SHARES. MANY STATEMENTS IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTACTS, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES. COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING. BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, UNIDENTIFIED COMPETITORS, INADEQUATE CAPITAL, UNEXPECTED COST, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment**.**

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering **registered with the** Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Future dilution.

Investor interest in the company will be diluted and investors may suffer dilution in their net book value per share when. The issue additional shares. We are authorized to issue 200 million shares of common stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our common stock. If we





FP: truCrowd

Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

do sell or issue more common stock, investors investment. In the company will be diluted. Dilution is a difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the common stock could decline in value substantially.

Our Articles and Bylaws contain provisions indemnifying our officers and directors against all cost, charges and expenses incurred by them.

Our Articles and Bylaws contain provisions with respect to the indemnification of our officers and directors against all cost, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually or reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reasons of their being or having been our Officer and Director.

We do not intend to pay dividends in the foreseeable future.

We do not intend to pay any dividends (In cash or otherwise) On our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board.

The dual class structure of our common stock has the effect of giving. Voting control of the company to our Chief Executive Officer.

This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A are entitled to ten (10) votes for each share of Class A stock and Class B shareholders are entitled to one (1) vote for each share of Class B stock. Class C have no voting rights at all. Holders of Class A & B voting common stock hold all of the voting power of our outstanding capital stock. Because holders of Class C have no voting rights, the holders of our Class A&B common stock collectively control all of the voting power of our common stock and therefore able to control all matters submitted to our stockholders for approval. Additionally, the company's board of directors will have the responsibility for the company's activities, and investors will not be able to make investment or any other decisions concerning the management of the company.

Custom Risk

The Company was initially organized as ReDisco LLC, a Limited Liability Company, on May 22, 2014, in the State of Florida. On February 2, 2015, the company filed a Statement of Foreign Entity Authority under Section 7-90-803 of the Colorado Revised Statutes allowing it to transact business in Colorado. On July 16, 2019, the Members voted to convert ReDisco, LLC to a Wyoming corporation to be filed on August 8, 2019, to be further known as Redisco Corporation, Inc. On December 03, 2019, the Company amended its articles of incorporation to include the total number of voting shares that the Company offer.

Therefore, the company has a limited operating history upon which prospective investors may evaluate its performance. While our business is at an early stage of development and launch of our platform, we have little operating history, and you will have difficulty evaluating our business and future prospectus. We, therefore, cannot predict if or when we will achieve profitability. However, with the impending premier of the Company's first movie and appearance on The Breakfast Club, the Company maintains a positive outlook.

Funds

 FP:



ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds**."**

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to additional capital to grow. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members (required)

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

pg. 21

FP:


Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

Security Rights

Minority Holder; Securities with Voting Rights

Class A and B shareholders have voting rights attached to them. However, you will be part of the minority shareholders, Class C, of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Market Competition and Operating History

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Market Competition

Based upon our research, there are no other companies in the interactive purchasing space at this time. SLINK IT's unique purchasing capabilities, gives the Company a significant leg up on nice area of interactive purchasing. In the retail space, SLINK IT will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company was initially organized as ReDisco LLC, a Limited Liability Company, in Florida on May 22, 2014. On February 2, 2015, the Company filed a Statement of Foreign Entity Authority under Section 7-90-803 of the Colorado Revised Statutes allowing it to transact business in Colorado. On July 16, 2019, the Members voted to convert ReDisco, LLC to a Wyoming corporation to be filed on August 8, 2019, to be further known as Redisco Corporation, Inc. On December 03, 2019, the Company amended its articles of incorporation to include the total number of voting shares that the Company may offer.

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Slink It has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Slink It is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has been granted 2 patents, has 2 patents pending, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Miscellaneous

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Slink It or in its computer systems





FP: truCrowd

Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Slink It could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens, NFT's ("Non-fungible tokens"), and/or Certificates of Authenticity may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens, NFT's ("Non-fungible tokens"), and/or Certificates of Authenticity. For example, a security breach that affects investor or user confidence in Bitcoin or any Cryptocurrency may also cause the price of the Tokens, NFT's ("Non-fungible tokens"), and/or Certificates of Authenticity, and other blockchain assets to fluctuate.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.





Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

THE OFFERING

9.   What is the purpose of this offering?

To provide capital for R&D, employment, and general operating capital.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,235,000.00**
Less: Portal Success Fee of 8%	$800.00	$98,800.00
Net Proceeds	**$9,200.00**	**$1,136,200.00**
Use of Net Proceeds		
R&D		$397,670.00
Company Employment		$568,100.00
Repayment of Loans		$74,000.00
General Operating Capital	$9,200.00	$96,430.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Up to: 2,470,000 Class C non-voting common stock at $0.50 per share.
Minimum investment (per investor) $250.00

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP:


Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights		
Preferred Stock (list each class in order of preference):								
			Yes		No	Yes		No
	20,000,000	0				Specify:		Currently, no preferred shares are outstanding. Any rights or obligations attached to preferred shares will be determined upon the time of issuance.
Common Stock:								
Class A			Yes	X	No	Yes		No
	73,000,000	54,009,700	10 votes per share			Specify:		
Class B	57,000,000	28,915,883	Yes	X	No	Yes		No
			1 vote per share			Specify:		
Class C	50,000,000	32,443,512	Yes		No X	Yes		No
						Specify:		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

       None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

       As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

To ensure independence in valuing the company, the Company engaged Capizate, Tony Drexel Smith ("TDS") an independent company to perform a private equity rating, conduct due diligence, and develop sophisticated business finance documents in support of early stage financing for the company.

TDS based its pre-money valuation on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in any future offerings.

TDS completed the valuation with four methodologies including market capitalization, book value, market comparisons, and discounted cash flow with a net present and terminal value. Based on objective, subjective, industry standard practices and four methodologies, the post-money valuation determination by TDS of Slink It is as follows:

Method 1 Market Capitalization	129,428,122
Method 2 Book Value	3,000,000
Method 3 Market Comps	874,800,000
Method 4 DCF With Terminal	1,599,547,215
Weighted Pre-Money Valuation	84,842,350
Weighted Post-Money Valuation	89,842,350

After applying weights to the various valuation methods, TDS arrived at an independent consolidated weighted Pre-Money Valuation of $84,842,350.

These weights (shown below) were determined using many factors, such as current stage of company, company ownership & assets, market size & competitors, financial projections, and other objective/subjective factors.

Market Capitalization	$	129,428,122	5.00%
Book Value	$	3,000,000	88.00%
Market Comps	$	874,800,000	5.00%
DCF With Terminal	$	1,599,547,215	2.00%
Subtotal			**100.00%**

After internal deliberation, the Company has elected to go with a slightly more conservative pre-money valuation of $50,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not

grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.




Your wish at Your command

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

24.   Describe the material terms of any indebtedness of the issuer:

Description of Debt	Amount Outstanding	Interest Rate	Maturity Date
Notes Payable short-term	$74,000	40%	April 1, 2024

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount of Securities Sold	Use of Proceeds
12/1/2020 - 04/24/2023	4(a)(2)	Class C	2,519,000 shares	General Operating Capital and R&D

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Description	Total $ involved	Related Person Involved	Related person's relationship to the Issuer	Related Person's Benefits or Compensation from the transaction/ agreement	Issuer's Benefits or Compensation from the transaction/ agreement
Licensing of Technology	$0*	Mack Craft IV	CEO/ Founder	Potential Royalties*	100 year license to the technology

* To date, no Royalties have been paid. Royalties are not due until/unless ReDisco achieves $20,000,000 Gross Revenue in a given year. The Royalty fee is 1% of annual gross revenue.

FP:


Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

RESULTS OF OPERATIONS

<u>Year ended December 31, 2021 compared to year ended December 31, 2022.</u>

You should read the following discussion and analysis of our financial condition and results of our operations, together with our financial statements and related notes appearing at the end of this Valuation Justification. This discussion contains forward-looking statements reflecting our current expectations that involve risk and uncertainties, actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this section, entitled "**Risk Factors**" and elsewhere in this Valuation Justification.

Revenue

Revenue for fiscal year 2021 was **$0.00** compared to **$0.00** in fiscal year 2022.

The company has a limited history upon which an evaluation of its prospects and future performance can be made. Slink It's market disruptive technology in the one trillion dollar retail industry, with a focus on the product placement sector will give retail brands a technology that gives real-time direct marketing and earnings from viewers on-demand purchases from media without the use of a QR code and without interrupting the program.

While the company's proposed operations are subject to all business risk associated with new enterprises. The likelihood of the company's success must be considered, in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and continued development of a new interactive purchasing mobile application.

Cost of sales

Cost of Sales for fiscal year 2021 was **$0.00** compared to **$0.00** in fiscal year 2022**.**

The Company has had no sales in the past two years. The company has only a limited history upon which an evaluation of its prospects and future performance can be made. Slink It's market disruptive technology in the one trillion dollar retail industry, with a focus on the product placement sector will give retail brands a technology that gives real-time direct marketing and earnings from viewers on-demand purchases from media without the use of a QR code and without interrupting the program.

While the company's proposed operations are subject to all business risk associated with new enterprises. The likelihood of the company's success must be considered, in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and continued development of a new interactive purchasing mobile application.





FP: truCrowd

Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

Gross margins

Gross margins for fiscal year 2021 were **$0.00** compared to **$0.00** in fiscal year 2022.

The company has only a limited history upon which an evaluation of its prospects and future performance can be made. Slink It's market disruptive technology in the one trillion dollar retail industry, with a focus on the product placement sector will give retail brands a technology that gives real-time direct marketing and earnings from viewers on-demand purchases from media without the use of a QR code and without interrupting the program.

While the company's proposed operations are subject to all business risk associated with new enterprises. The likelihood of the company's success must be considered, in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and continued development of a new interactive purchasing mobile application.

Expenses

Expenses for fiscal year 2021 were $397,555 compared to $676,558 in fiscal year 2022.

The company experienced an increase in expenses related to finalizing and testing of the mobile application with movie/streaming integration absorbing a significant share of expenses in 2022.

HISTORICAL RESULTS AND CASH FLOWS

Please discuss how long you can operate the business without revenue generation.

In the event we failed to raise our minimum through StartEngine, we anticipate securing private lending in sufficient amounts to finance operations through the first movie (scheduled for release in May 2023) and appearance and our appearance on The Breakfast Club (scheduled for May 2023). The Company believes that these two activities will be sufficient to boaster the application's users and thereby creating a material positive effect on the company's ability to raise capital.

Please describe what you foresee the major expenses will be based on your projections.

- Continued software development;
- Protection of intellectual property; and
- Expansion into foreign markets.

LIQUIDITY & CAPITAL RESOURCES

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of cash on hand of $6,245.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

If critical: These funds are required to support staffing, continued development of the mobile application, expanding its uses, marketing, product acquisition for placement in movies**.**

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% +/- will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately twenty months. This is based on a monthly burn rate for expenses related to server/on-going coding and programming, social media, product integration with movies and streaming services, salaries, and travel expenses. In addition, if we reach the minimum goal, the company will have raised sufficient funds to complete the first movie integration, which we believe will generate revenue to fund the company's operation for an indeterminate period.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for five years or longer based on a current monthly burn rate for expenses related to server/on-going coding and programming, social media, product integration with movies and streaming services, salaries, and travel expenses. In addition, if we reach the minimum goal, the company will have raised sufficient funds to complete the first movie integration, which we believe will generate revenue to fund the company's operation for an indeterminate period.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company contemplated additional future sources of capital from product placement in movies, interactive sales from movies, and retail sales.




Your wish at Your command

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REDISCO CORPORATION, INC.

(A DEVELOPMENT STAGE COMPANY)

REVIEWED

FINANCIAL STATEMENTS

FOR THE ONE-YEAR PERIOD ENDED DECEMBER 31, 2022

WITH SUMMARIZED COMPARATIVE INFORMATION FOR DECEMBER 31, 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT



ROY W. GENTRY, CPA PC
CERTIFIED PUBLIC ACCOUNTANTS
3401 Quebec Street, Ste. 6000
Denver, Colorado 80207
303-830-6976





Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

REDISCO CORPORATION, INC.
DECEMBER 31, 2022

CONTENTS

Roy W. Gentry
Certified Public Accountant





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**



RWGENTRY

Roy WILLIS GENTRY, P.C.
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
ReDisco Corporation, Inc.
925 South Niagara Street No. 240
Denver, Colorado 80224

I have reviewed the accompanying financial statements of ReDisco Corporation, Inc. (a Colorado corporation), which comprise the balance sheet as of December 31, 2022, the related statements of income, retained earnings, and shareholders' equity, and the statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Roy W. Gentry

Roy Willis Gentry, Inc. CPA
Denver, Colorado
April 10, 2023

3401 Quebec St. • Ste. 6000· Denver CO 80207 • (303) 830-6976 Fax (303) 864-0584 • Cell (720) 252-5660 • E-mail rwgentry@rwgentry.com
American Institute of Certified Public Accountants • Arizona Society of Certified Public Accountants • Colorado Society of Certified Public Accounts

pg. 37



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

REDISCO CORPORATION, INC.
(A Development Stage Company)
Reviewed Balance Sheet
December 31, 2022
With Summarized Comparative Information for December 31, 2021

ASSETS:	2022	2021
Current Assets		
Cash	$ 6,245	$ 276,098
Total Current Assets	6,245	276,098
TOTAL ASSETS:	$ 6,245	$ 276,098
LIABILITIES AND EQUITY (DEFICIT):		
Current Liabilities		
Notes Payable short-term	74,000	-
Total Current Liabilities	74,000	-
ReDisco Corporation Stockholder's Equity(Deficit)		
Preferred stock, no par value, 20,000,000 shares authorized, 0 shares issued and outstanding at 12/31/2022, and 12/31/2021	-	-
Common stock, no par value: 180,000,000 shares authorized; 136,507,242 shares were issued and outstanding on 12/31/2022, and 101,604,334 shares were issued and outstanding on 12/31/2021.	3,662,700	1,790,100
Deficit accumulated during the development stage	(3,730,455)	(1,514,002)
Total Equity (Deficit)	(67,755)	276,098
TOTAL LIABILITIES AND EQUITY (DEFICIT):	$ 6,245	$ 276,098

The accompanying notes are an integral part of these financial statements. See Attached Independent Accountant's Review Report.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A DEVELOPMENT STAGE COMPANY)
Reviewed Statement of Income
For the Twelve Month Periods Ended December 31, 2022
With Summarized Comparative Information for December 31, 2021

	2022	2021
REVENUE		
Total Income	$ -	$ -
OPERATING EXPENSE		
Advertising	-	21,020
Attorney Fees	4,280	-
Bank Fees	39	-
Cell Phone Expense	-	1,177
Consultant Fees Expense	22,300	-
Entertainment Expense	7,165	-
Equipment Cost	8,538	1,898
Insurance	900	-
Interest Expense	2,000	-
Marketing Fees	19,068	6,005
Meals and Entertainment	5,450	35,711
Microsoft Services	26,800	-
Office Expense	1,669	1,095
Other Items	-	6,290
Professional Fees	33,305	20,299
Rent Charges	59,634	51,960
Research and Development	1,197	99,865
Server Costs	-	14,500
Service Fees	-	41
Social Media Account Fees	2,039	-
Software Design Fees	432,108	114,955
Travel	28,416	20,978
Vehicle	3,168	1,761
Web Hosted Business Tools	18,482	-
TOTAL OPERATING EXPENSE	676,558	397,555
NET LOSS FROM OPERATIONS BEFORE OTHER INCOME (EXPENSE)	(676,558)	(397,555)
OTHER INCOME (EXPENSE)		
Interest income	-	3
NET INCOME(LOSS) BEFORE PROVISION FOR INCOME TAXES	$ (676,558)	$ (397,552)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (676,558)	$ (397,552)
NET LOSS PER SHARE: BASIC AND DILUTED	$ (0.0050)	$ (0.0039)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING: BASIC AND DILUTED	136,507,242	101,604,334



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A DEVELOPMENT STAGE COMPANY)
Statement of Changes in Stockholders' Equity
For the One Year Period Ended December 31, 2022
With Summarized Comparative Information for December 31, 2021

	2022	2021
Comon Stock		
Beginning balance	$ 1,790,100	$ 1,383,100
Stock issued	1,872,600	407,000
Closing balance	3,662,700	1,790,100
Retained earnings(deficit)		
Beginning balance	(3,053,898)	(1,116,447)
Net income	(676,558)	(397,555)
Closing balance	(3,730,456)	(1,514,002)
Total Equity (deficit)	$ (67,756)	$ 276,098

The accompanying notes are an integral part of these financial statements. See AttachedIndependent
Accountant's Revew Report



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A DEVELOPMENT STAGE COMPANY)
Reviewed Statement of Cash Flows
For the One Year Period Ended December 31, 2022
With Summarized Comparative Information for December 31, 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss for the Period	$ (676,558)	$ (397,552)
Adjustments to Reconcile Net Loss to		
Changes in Assets and Liabilities:		
Increase in Loans Payable	74,000	-
Net Cash Provided by Operating Activities	(602,558)	(397,552)
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Long-Term Loans Payable	-	-
Capital Stock	1,872,600	495,163
Retained Earnings	397,555	-
Stockholder's Equity/(Deficit)	(1,937,450)	-
Net Cash Used in Investing Activities	332,705	495,163
Net Increase in Cash and Cash Equivalents	(269,853)	97,611
Cash and Cash Equivalents at Beginning of Year	276,098	178,487
Cash and Cash Equivalents at End of Period	$ 6,245	$ 276,098

The accompanying notes are an integral part of these financial statements. See Attached Independent Accountant's




Slink It ™
Your wish at Your command

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

1. Organization and Nature of Business

The Company was initially organized as ReDisco LLC, a Limited Liability Company, in Florida on May 22, 2014. On February 2, 2015, the Company filed a Statement of Foreign Entity Authority under Section 7-90-803 of the Colorado Revised Statutes allowing it to transact business in Colorado. On July 16, 2019, the Members voted to convert ReDisco, LLC to a Wyoming corporation to be filed on August 8, 2019, to be further known as Redisco Corporation, Inc. On December 03, 2019, the Company amended its articles of incorporation to include the total number of voting shares that the Company may offer.

ReDisco Corporation, Inc. (ReDisco) is a development-stage company building software called "SLINK IT." The application utilizes patented technology through mobile devices that allow consumers to purchase items from television shows, movies, and commercials in real time without using a QR code or interrupting the show's viewing. In other words, without pausing the television show, the technology allows brands to sell items in bulk to millions of viewers 24/7 on every channel at home, at a bar, or in the theater.

2. Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the accounting and disclosure rules and regulations of the Financial Accounting Standards Board (FASB) and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of December 31, 2022, and 2021 and the results of operations and cash flows for the periods presented. In addition, certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.




Your wish at Your command

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

2. Summary of Significant Accounting Policies (Cont'd)

Development Stage Company:

The Company complies with the reporting requirements of ASC 915, *"Development Stage Entities,"* and has adopted Account Standards Update ("ASU") 2014-10. At December 31, 2022, and 2021, the Company has neither engaged in any operations nor generated significant revenue to date.

Loss Per Common Share:

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period plus to the extent dilutive the incremental number of shares of common stock to be issued in connection with the conversion of Class B common stock or to settle warrants, as calculated using the treasury stock method. On December 31, 2022, and 2021, the Company did not have dilutive securities and other contracts that could be exercised or converted into common stock and then share in the Company's earnings under the treasury stock method. As a result, diluted loss per common share is the same as basic loss per common share for the periods.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.




Your wish at Your command

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

2. Summary of Significant Accounting Policies (Cont'd)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Accordingly, tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest tax benefit that is more than 50 percent likely to be realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceed the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Recently Issued Accounting Pronouncement:

In June 2014, the Financial Accounting Standards Board issued ASU 2014-10, which eliminated certain financial reporting requirements of companies previously identified as "Development Stage Entities: (Topic 915). The amendments in this ASU simplify accounting guidance by removing all incremental financial reporting requirements for development-stage entities. The amendments also reduce data maintenance and audit costs for entities subject to audit by eliminating the requirement for development-stage entities to present inception-to-date information in income, cash flows, and shareholder equity statements. Upon adoption, entities will no longer present or disclose any information required by Topic 915. For public business entities, those amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. The Company has adopted ASU 2014-10. Management does not believe that any recently issued but not yet effective accounting pronouncements if adopted, would have a material effect on the Company's financial statements.

Basic net Income (Loss) Per Share:

The company computes net income (loss) per share in accordance with ASC 260-10, *"Earnings Per Share."* Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

2. Summary of Significant Accounting Policies (Cont'd)

number of common shares during the period. Diluted earnings per share are calculated by dividing the company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any

potentially dilutive debt or equity. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive. Thus, these equivalents are not included in the calculation of diluted loss per share, resulting in equal basic and diluted loss per share.

Basic Net Income (Loss) Per Share

	2022	2021
(A) Net Loss	$ (676,558)	$ (397,552)
(B) Weighted Average Common Shares Outstanding - Basic	136,507,242	101,604,334
Basic income (loss) per share: (A)÷(B)	$ (0.0050)	$ (0.0039)
Equivalents		
Stock Options	0	0
Warrants	0	0
Convertible notes	0	0
Weighted Average Common Shares Outstanding - Diluted	0	0
Basic and diluted (loss) per share*:	$ (0.0050)	$ (0.0039)

*Diluted loss per share does not include anti-diluted equivalents

The Company incurred a Net Loss of $676,558 in 2022 and $397,552 in 2021, and based on the Weighted Average Number of Shares Outstanding of 136,507,242 and 101,604,334, respectively, the Basic and diluted (loss) per share is $(0.0050), and $(0.0039) per year as per the computation above.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

Concentration of Credit Risk:

Financial instruments that potentially subject the ReDisco Corporation, Inc. to a concentration of credit risk consist of cash deposits. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. On December 31, 2022, and 2021, ReDisco Corporation, Inc. had $0 and $26,098 above the FDIC-insured limit, respectively.

NOTE 3 – GOING CONCERN

The financial statements have been prepared on a going concern basis, assuming the Company will realize its assets and discharge its liabilities normally for the foreseeable future. The Company has incurred losses since inception resulting in an accumulated deficit of $3,732,857 as of December 31, 2022. Further losses are anticipated in its business development, raising substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern depends upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with loans from founders and directors, investor capital through Crowdfunding, StartEngine, and revenue from interactive purchases through movie and streaming services. This funding will allow the company to fund ongoing operations, i.e., movie product placement and interactive purchases, and integrate Slink it technology with streaming services, i.e., Netflix and others.

NOTE 4 – NOTES PAYABLE

Convertible notes payable to Shareholders

The company had no outstanding convertible notes payable on December 31, 2022, and 2021. During the years, the Company issued convertible notes immediately converted into common stock as detailed in note 5 related party transactions.

Notes payable long-term

In July, August, and November 2022, the Company entered into a series of Bridge Loans totaling $74,000 with individual friends and supporters of the Company and Mack Craft. A Bridge Loan Agreement, Security Agreement, and Promissory Note evidenced the loans. The terms of the Loans gave the Lenders a security interest in Series A financing and required repayment at various times, all of which expired.

In November 2022, the Company and the Lenders entered into an Amended and Restated Bridge Loan Agreement, specifically waiving any defaults and extending the due date to April 1, 2024, or completion of StartEngine crowdfunding financing.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

NOTE 5 – RELATED PARTY TRANSACTIONS

As of December 31, 2022, and 2021, the related parties funded corporate expenses as noted in the convertible notes payable to shareholders footnote 4. These notes were converted into 0 and 7,536,939 shares of common stock, respectively, on various dates throughout the year. There were no other reportable related party transactions.

NOTE 6 – COMMON STOCK

As of December 31, 2022, and 2021, the Company's authorized capital was 180,000,000 common shares with no par value per share and 20,000,000 shares of no par value preferred stock. Currently, no preferred shares are outstanding, and 136,507,242 common shares have been issued and are outstanding as of 12/31/2022 and 101,604,334 as of 12/31/2021. Any rights or obligations attached to preferred shares will be determined upon the time of issuance.

NOTE 7 COMMITMENTS AND CONTINGENCIES

The company neither owns nor leases any real or personal property. An officer has provided office services without charge. There is no obligation for the officer to continue this arrangement. Such costs are immaterial to the financial statements and are not reflected herein. The officers and directors are involved in other business activities and will most likely become involved in other business activities.

NOTE 8 – INCOME TAXES

On December 31, 2022, and 2021, the company had net operating loss carryforwards of approximately $676,558 and $397,552, respectively, that may be available to reduce future years' taxable income in varying amounts. In accordance with FASB ASC 740 "Income Taxes," future tax benefits that may arise due to these losses have not been recognized in these financial statements, as their realization is not likely to occur. Accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards. The provision for Federal income tax consists of the following:

	2022	2021
Refundable Federal income tax attributable to:		$
Current Operations	$ -	-
Change: valuation allowance	0	0
		$
Net provision for Federal income taxes	$ -	-





OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

REDISCO CORPORATION, INC.
(A development stage company)
Notes to Reviewed Financial Statements
December 31, 2022

The cumulative tax effect at the expected rate of 21% of significant items comprising our net deferred tax amount is as follows:

Deferred tax asset attributable to:	2022	2021
Net operating loss carryover	$ (676,558)	$ (397,552)
NOL valuation	$ (142,077)	$ (83,486)
Less: valuation allowance	$ (142,077)	$ 83,486
Net deferred tax asset	$ -	$ -

NOTE 9 – SUBSEQUENT EVENTS

The Company was recently approved through StartEngine Crowdfunding, Inc. to raise 1.235 million dollars. ReDisco will be able to raise capital via online means from a large group of people without taking out loans.



OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

 (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

 (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

 (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  (i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
   (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
   (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

 (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  (iii) bars such person from being associated with any entity or from participating in
   the offering of any penny stock? ☐ Yes ☑ No

 (5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
  (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

 (6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

 (7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

FP:


Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,200
Maximum Amount	2,470,000	$1,235,000	$1,136,200

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website.

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3,
        77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.





FP: truCrowd

Slink It™
Your wish at Your command

ReDisco Corporation
1776 Curtis Street
Denver, CO 80202

OFFERING STATEMENT

20,000 Shares of Class C Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**2,470,000**	**$1,235,000**	**$1,136,200**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days